

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Ding-Shin Chang
President and Chief Executive Officer
Phoenix Rising Companies
641 10th Street
Cedartown, Georgia 30125

>   **Re: Phoenix Rising Companies**
>   **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Filed February 6, 2023**
>   **File No. 000-55319**

Dear Ding-Shin Chang:

We issued comments to you on the above captioned filing on April 5, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 10, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Scott Anderegg at 202-551-3342 or Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Thomas E. Puzzo